Exhibit 3.1
CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
SEASPINE HOLDINGS CORPORATION
SeaSpine Holdings Corporation (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "DGCL"), hereby certifies as follows:
1.This Certificate of Amendment (this "Certificate of Amendment") amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation filed with the Secretary of State on June 29, 2015, as amended by the Certificate of Amendment thereto filed with the Secretary of State on June 2, 2021 (as amended to date, the "Certificate of Incorporation").
2.Article IV of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:
ARTICLE IV.
The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares of capital stock which the Corporation shall have authority to issue is one hundred thirty five million (135,000,000). The total number of shares of Common Stock that the Corporation is authorized to issue is one hundred twenty million (120,000,000), having a par value of $0.01 per share, and the total number of shares of Preferred Stock that the corporation is authorized to issue is fifteen million (15,000,000), having a par value of $0.01 per share.
3.This Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.
4.All other provisions of the Certificate of Incorporation shall remain in full force and effect.
IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer on this this 1st day of June, 2022.

SEASPINE HOLDINGS CORPORATION
By:	/s/ Patrick L. Keran
Name:	Patrick L. Keran
Title:	Senior Vice President, General Counsel and Secretary